07022935

Saskatchewan Wheat Pool Inc.

Exemption #: 82-5037

April 24, 2007

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated April 24, 2007 regarding the Pool extending the bid for Agricore. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dw 4/26

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: April 24, 2007
Regina, Saskatchewan
Listed: SWP: TSX

POOL EXTENDS BID FOR AGRICORE

Saskatchewan Wheat Pool Inc. (the "Pool") announced today that it is extending the expiry date of its offers to acquire all outstanding limited common voting shares and Series A convertible preferred shares of Agricore United ("Agricore"). The offers, which were to expire on April 25, 2007, are now open until 5 pm (Toronto time) on May 15, 2007, unless further extended or withdrawn.

The Pool will file its Notice of Extension with Canadian regulatory authorities and mail copies to all Agricore shareholders shortly.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP and its subscription receipts under the symbols SWP.R and SWP.N.

U.S. Shareholders

The Pool's exchange offer is being made for the shares of United Grain Growers (also known as Agricore United), a Canadian company, that are listed on The Toronto Stock Exchange. The exchange offer is subject to disclosure requirements of Canada, which requirements are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since the Pool and some of its officers and directors are located in a foreign country. U.S. shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.

It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. U.S. shareholders should be aware that, to the extent permissible, the Pool may purchase Agricore United shares otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Forward Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Shareholder contact:
Kingsdale Shareholder Services Inc.
Toll-free at 1-866-301-3454

Media Contact:
Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html

END